Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six months ended
June 30, 2011
(Millions)
Earnings:
Income from continuing operations before income taxes	$831
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(29)

Income from continuing operations before income taxes and equity earnings	802

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	332
Rental expense representative of interest factor	7

Total fixed charges	339

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	25

Less:
Capitalized interest	(18)

Total earnings as adjusted	$1,148

Fixed charges	$339

Ratio of earnings to fixed charges	3.39

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.